Mail Stop 3561

May 1, 2009

Thomas E. Plimpton
Vice Chairman, Principal Financial Officer
PACCAR, Inc.
777 106th Ave N.E.
Bellevue, WA 98004

>   **Re: PACCAR, Inc.**
>   **File No. 001-14817**
>   **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Plimpton:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Management's Discussion and Analysis, page 24

Results of Operations, page 24

1.   Please revise to quantify all material factors to which variances are attributed. For example, you state that SG&A declined due to spending reduction worldwide partially offset by the translation effects of stronger foreign currencies, but you do not quantify either of these factors.

2.   Please revise to discuss and analyze cost of sales separately.

3.   Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, in your disclosure of

Financial Services results of operations you state that revenues increased due to higher average finance yields, but you do not provide any qualitative or quantitative analysis that explains to investors what specifically caused this to occur. Similarly, you state in the overview that research and development expense increased due to higher spending. This disclosure does not appear to provide information that would be meaningful to investors' understanding of why you increased your R&D spending, nor whether this increase is a change that should be expected to continue in the future.

Liquidity and Capital Resources, page 27

4. Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows. For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent. In addition, as you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Commitments, page 28

5. As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

6. Please revise to format the contractual obligations table consistent with payments due by periods in Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 29

7. Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, your disclosure of critical accounting estimates related to the allowance for credit losses refers generally to the likelihood of collecting past-due accounts, repossession rates, and the recovery on the underlying collateral, but does not disclose any of the actual assumptions and judgments, how those

assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Please revise your critical accounting estimates disclosure accordingly and provide us with a copy of your intended revised disclosure. Refer to FR-72.

Notes to the Consolidated Financial Statements, page 36

Note A: Significant Accounting Policies, page 36

Trade and Other Receivables, page 37

8.   Please revise to provide a description of the accounting policies and methodology used to estimate your allowance for loan losses and doubtful accounts, including an identification of the factors that influence management's judgment. To the extent your allowance includes both specific allowances for troubled accounts and a general reserve on the remaining portfolio, please address each separately. Please also revise to disclose your policy for placing loans and receivables on nonaccrual status, recording payments received on nonaccrual loans and receivables, and resuming accrual of interest. In addition, revise to disclose your policy for determining past due or delinquency status. Refer to paragraph 13 of SOP 01-6. Please provide us with a copy of your intended revised disclosure.

Revenue Recognition, page 37

9.   Please revise to state the method and period over which loan origination costs are amortized to interest income.

Reclassifications, page 37

10.   Please explain to us the nature of and reason for the reclassifications, quantify the amount, the percent change from the amount reported in your prior year Form 10-K, and the financial statement line item impacted by the reclassifications.

Note D: Finance and Other Receivables, page 38

11.   We note your disclosure of the major categories of finance and other receivables. Please revise to include a description of each of these categories. Please also provide separate disclosure of repossessed assets, including a roll forward of activity related to repossessed assets, losses recognized at the time of repossession and at the time of sale. In addition, please revise to disclose your recorded investment in loans on nonaccrual status and the recorded investment in loans past due 90 days or more and still accruing. Please provide us with a copy of your intended revised disclosure.

12.   Please consider revising to disclose contractual maturities of finance and other receivables in a table by major receivable category. Also, please consider disclosing allowance for losses by major receivable category.

13.   Please revise to disclose the total recorded investment in impaired loans at the end of each reporting period, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and the amount of that recorded investment for which there is no related allowance. Please also disclose the average recorded investment in the impaired loans during each period. Refer to paragraph 20 of SFAS 114.

14.   Please consider disclosing qualitative data related to your finance receivables that would better allow investors to understand the types and characteristics of assets in your portfolio.

Note E: Allowance for Losses, page 39

15.   Please consider combining Notes D and E to provide all disclosures related to receivables and related allowances in one footnote.

Note S: Segment and Related Information, page 49

16.   Please advise us of what consideration you gave to reporting Paccar Parts as a separate reportable segment. We note on page three that, as a percentage of total consolidated net sales and revenue, part sales were 15.1% in 2008, 15.0% in 2007 and 11.8% in 2006. Also, on page 27 we note that you completed construction of a new parts distribution center in Hungary, which appears to be separate from your truck operation. In your response, provide an analysis of Paccar Parts against the criteria in paragraphs 10-15 of SFAS 131.

Other

17.   Please provide the disclosures required by SFAS 128 paragraphs 40 and 41.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief